SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release of the registrant, dated December 23, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: December 23, 2004	NUR MACROPRINTERS LTD. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS LTD. RECEIVES NASDAQ DELISTING NOTIFICATION

NUR will appeal

LOD, Israel, December 23, 2004 — NUR Macroprinters (Nasdaq-SCM: NURM), announced today that it had received a notice from Nasdaq Listing Qualifications (the “Staff”) indicating that NUR’s securities will be delisted from the Nasdaq SmallCap Market at the opening of business on December 31, 2004 (the “Delisting Notice”) due to failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B) (the “Rule”). NUR plans to request a hearing, pursuant to the Nasdaq Marketplace Rules, in order to appeal the Staff’s determination. Requesting the hearing will stay the delisting of NUR’s ordinary shares until the hearing panel has rendered a decision. If NUR’s appeal is not successful, NUR’s ordinary shares will cease to be quoted on the Nasdaq SmallCap Market and NUR will seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board.

        The receipt of the Delisting Notice follows communications between NUR and the Staff regarding NUR’s failure to comply with the Rule’s minimum stockholders’ equity requirement. The Rule requires that an issuer maintain (i) stockholders’ equity of $2.5 million; or (ii) market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or two or the last three most recently completed fiscal years.

        On November 30 and December 14, 2004, NUR submitted its plans to regain compliance with the Rule’s stockholders’ equity requirement (collectively, the “Plan”). In the Plan, NUR stated that it anticipates net income from continuing operations of between $500,000 and $800,000 for the fourth quarter ending December 31, 2004. NUR also informed the Staff that, after taking into account certain non-equity expenses, it anticipates stockholders’ equity will be above $2.5 million at December 31, 2004.

        The Staff noted in the Delisting Notice that NUR’s Plan did not include definitive documentation to substantiate its statement regarding profitability in the fourth quarter of 2004 other then its publicly released projections. The Staff also noted NUR’s history of losses and NUR’s previous non-compliance with the Rule. In this regard, the Staff noted that NUR had previously been notified of its non-compliance with the Rule by letter dated March 24, 2004 (NUR subsequently regained compliance and the matter was closed).

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure of our appeal of the Staff’s determination to delist its ordinary shares from the Nasdaq SmallCap Market, our inability to have its ordinary shares listed for trading on the OTC Bulletin Board, in the event our ordinary shares are delisted from the Nasdaq SmallCap Market the failure of our previously announced proposed transaction with Inspire Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman CFO + 972 (54) 772-6559 cfo@nur.com	IR Firm:	Ehud Helft / Kenny Green GK Investor Relations +1 866 704-6710 ehud@gk-biz.com / kenny@gk-biz.com